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                                                                    Exhibit 99.3

Board of Directors
Championship Auto Racing Teams
755 West Big Beaver Rd, Suite 800
Troy, Michigan 48084


Gentleman:

I currently own 1,255,000 shares or approximately 8.3% of Championship Auto Racing Teams, Inc. At current prices, this represents an investment of approximately $18.3 million. As such, I am the third largest shareholder in the Company.

After lengthy and careful deliberation, I have regrettably concluded that Mr. Joseph Heitzler must be removed as Chairman and Chief Executive Officer of Championship Auto Racing Teams promptly. For a host of reasons, I have completely lost faith in Mr. Heitzler's ability to effectively steward this enterprise in any capacity. I am confident that this point of view is shared by the majority of the Company's shareholders.

If the Board concludes that this is not the direction it wishes to take, I will be left with no other alternative than to solicit proxies at the Company's next meeting of shareholders. I assure you that I do not enter into this decision lightly but I can also assure you that once I begin this process, I will devote all of the energy and resources necessary to prevail.

I look forward to your immediate attention on this matter.

Sincerely,

/s/ Jonathan P. Vannini

Jonathan P. Vannini